SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A_


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Attached hereto and incorporated by reference herein is an unofficial translation of the Company's report to the Israel Securities Authority dated December 8, 2010.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Name: Eran Rotem
                                          Title: Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Name: Hanoch Zlotnik
                                          Title: Treasurer

Date: December 8, 2010

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

                      [UNOFFICIAL TRANSLATION FROM HEBREW]

                                   TEFRON LTD.

                                ("THE COMPANY ")

                                                                December 8, 2010

TO                                               TO
THE ISRAELI SECURITIES AUTHORITY                 THE TEL-AVIV STOCK EXCHANGE

www.isa.gov.il                                   www.tase.gov.il

DEAR SIR/MADAM,

                              RE: IMMEDIATE REPORT

Further to the Company's Immediate Report of November 24, 2010 concerning the convening of a special general meeting of the Company's shareholders (as amended on November 29, 2010 (reference number: 2010-01-698151)) with the agenda of approving a transaction within the framework of which, inter alia, the Company is to purchase activitie in the field of ladies' intimate apparel products from Intimes Nouvelle Seamless Inc. (hereinafter: "NOUVELLE"), and will receive investments of up to USD $5,813,000 in the aggregate (hereinafter collectively:
"THE TRANSACTION"), as set forth in the aforementioned Immediate Report, and further to the Company's Immediate Report of November 29, 2010 (reference number: 2010-01-698442) concerning a position announcement delivered to it by counsel for the Company's shareholder, Mr. Danny Magen (hereinafter: "THE SHAREHOLDER" and "THE POSITION ANNOUNCEMENT," respectively) and further to the Board of Director's response to the Position Announcement published on November 29, 2010 (reference number: 2010-01-700941), the Company hereby wishes to update as follows:

On November 28, 2010, counsel for Mivtach Shamir Holdings Ltd. ("MIVTACH SHAMIR") forwarded to counsel for the Shareholder a letter in which he dismissed the claims raised in the Position Announcement concerning Mivtach Shamir and Mr. Meir Shamir. In addition, counsel for Mivtach Shamir noted in his letter that Mivtach Shamir was willing to assign to the Shareholder its $1.3 million dollar investment in the Company in return for the allotment of 619,047 shares. In addition, counsel for Mivtach Shamir noted in his letter that Mivtach Shamir was proposing that the Shareholder contact counsel for Nouvelle in order to coordinate the exchange between the investment of Mivtach Shamir and the Shareholder's investment and the execution of a shareholders' agreement, the main aspects of which had been set forth in the Immediate Report.

On December 6, 2010, counsel for the Shareholder advised the Company that the Shareholder had decided to agree to Mivtach Shamir's proposal (although the said agreement was made on the basis of certain assumptions and without the Shareholder having accepted the position of Nouvelle and Nouvelle's Investors (hereinafter collectively: "THE NOUVELLE GROUP")).

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On December 7, 2010, a letter was delivered to the Company from counsel for the
Nouvelle Group, which noted that the conditions precedent which had been fixed for the Transaction included, inter alia, Mivtach Shamir's making an investment in the Company and Nouvelle's engagement in a shareholders' agreement with Mivtach Shamir. It was further noted in the letter that the engagement in the shareholders' agreement must also result in Mivtach Shamir and Nouvelle jointly holding the core control of the Company at a rate exceeding 45% of the voting rights in the Company. It was further noted in the letter that in the absence of complete and proper performance of all the conditions precedent agreed upon in the agreements between the parties, such agreements could not be implemented, and the correspondence forwarded by counsel for the Shareholder revealed that the conditions precedent in connection with Mivtach Shamir's investment and the engagement with it will be frustrated.

In addition, on the same day, December 7, 2010, counsel for Mivtach Shamir delivered a letter to counsel for the Shareholder, a copy of which was delivered to the Company, in which Mivtach Shamir noted that it had been advised that Nouvelle was categorically opposed to Mivtach Shamir's taking part in the aforementioned Transaction and that in these circumstances Mivtach Shamir could not continue to negotiate with the Shareholder.

In light of all the aforementioned, to the best of the Company's understanding, no change has taken place in the terms of the Transaction or to the identity of the parties thereto, as described in the Company's amended Immediate Report of November 29, 2010.

                                                 YOURS FAITHFULLY,

                                       ERAN ROTEM, CHIEF FINANCIAL OFFICER
                                                   TEFRON LTD.

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